FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May, 2007

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Delhaize Group Shareholders Approve 2006 Dividend

BRUSSELS, Belgium, May 24, 2007—Delhaize Group (Euronext Brussels: DELB, NYSE: DEG), the Belgian international food retailer, announced today that, during its Ordinary and Extraordinary General Meeting, its shareholders have approved the annual accounts over fiscal year 2006 and the distribution of a EUR 1.32 gross dividend over 2006. After deduction of a 25% withholding tax, this results in a net dividend of EUR 0.99 per share.

The 2006 dividend will become payable to owners of ordinary shares beginning on May 31, 2007 against coupon no. 45. The payment of the dividend to Delhaize Group’s ADR holders will be made through The Bank of New York beginning on June 11, 2007.

During the General Meeting, Delhaize Group’s President and Chief Executive Officer, Pierre-Olivier Beckers, confirmed that the Company was confident in achieving its earlier-announced financial guidance for the full year 2007: “Based on our solid strategy and our excellent Q1 results, we remain confident for the remainder of the year. We see several drivers for strong performance for the coming quarters: the good sales momentum at Food Lion, at Hannaford and in Greece, the two market renewals at Food Lion, the conclusion of Sweetbay’s conversion program before the end of September, the acceleration of store openings and the numerous initiatives for gross margin support and cost control.”

The shareholders renewed the Director mandates of Count Richard Goblet d’Alviella, Mr. Robert Murray and Dr. William Roper for three years. The shareholders acknowledged that these Directors satisfy the requirements for independence under the Belgian Company Code, and appointed them as independent Directors there under.

At the General Meeting, shareholders approved Company’s 2007 stock option plan to the extent that it would entitle members of the Executive Management of the Group to acquire existing ordinary shares of the Company. The shareholders also approved an amendment to the Delhaize Group 2002 Stock Incentive Plan, to increase by eight million the number of Delhaize Group American Depositary Shares that may be issued pursuant to incentive stock options granted under this plan. Shareholders also approved, upon a change of control of the Company, the accelerated vesting of stock options granted under these stock option plans and the early redemption of bonds that the Company may issue in the next 12 months.

The Company’s shareholders approved the powers of the Board with respect to the acquisition of shares of the Company, and with respect to the authorized capital in an amended resolution limiting the authorization to EUR 9,678,897 (approximately 20% of the current share capital) instead of EUR 48,394,485 as previously proposed. Shareholders also amended the Company’s articles of association to account for the dematerialization of securities and to introduce the possibility to vote in writing.

The speeches of the General Meeting are available on Delhaize Group’s corporate website (www.delhaizegroup.com). The minutes of the Meeting and the results of the votes will be made available on the Company website in the coming days.

Capital Increase

On May 24, 2007, Delhaize Group issued 1,385,955 new shares to satisfy conversions of convertible bonds. In 2004, Delhaize Group issued 1,200 convertible bonds for an amount of approximately EUR 300 million.

Delhaize Group

Delhaize Group is a Belgian food retailer present in eight countries on three continents. At the end of March 2007, Delhaize Group’s sales network consisted of 2,717 stores. In 2006, Delhaize Group posted EUR 19.2 billion (USD 24.1 billion) in net sales and other revenues and EUR 351.9 million (USD 441.8 million) in net profit. At the end of 2006, Delhaize Group employed approximately 142,500 people. Delhaize Group is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the corporate web site at http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, statements about strategic options, future strategies and the anticipated benefits of these strategies, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance”, “outlook”, “projected”, “believe”, “target”, “predict”, “estimate”, “forecast”, “strategy”, “may”, “goal”, “expect”, “anticipate”, “intend”, “plan”, “foresee”, “likely”, “will”, “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s Annual Report on Form 20-F for the year ended December 31, 2005 and other periodic filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: May 29, 2007	By:	/s/ G. Linn Evans
G. Linn Evans
Vice President